Exhibit 99.1

POET Technologies Issues Letter to Shareholders

Toronto, Ontario, December 5, 2023 — POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today issued a letter to shareholders from its Chief Executive Officer, Dr. Suresh Venkatesan, providing a review of recent accomplishments and vision for 2024.

To Our Shareholders:

POET is committed to our strategic vision of commercializing our advanced device integration technology, which we believe enables us to solve multiple design, performance and scaling challenges in optoelectronic products and to fill an emerging void in solutions that address bandwidth and latency issues in artificial intelligence networks. Through 2023, we have managed to expand our product portfolio, boost POET’s mindshare among leading companies in the market and position ourselves for rapid growth as we introduce leading-edge products to the market in 2024. Despite those accomplishments, it has been a challenging year, at least in part because of a difficult global capital market environment for pre-revenue microcap companies. While our recent equity financing fell short of our expectations, resulting in the need to raise additional capital in the relatively near future, we continue to discuss financing alternatives with investors and with partners who share our vision and exhibit confidence in the value of our technology and our technical achievements. Multiple potential avenues to financing remain, and we will continue exploring each of them in parallel over the next few months.

Recent Achievements:

Within the past two months, POET has:

●	Qualified and released to production 100G CWDM4 and 200G FR4 Transmit and Receive Optical Engines, now with two key laser suppliers, SAIC and YST, for use by several module customers in China.
●	Delivered first production units of custom 4x100G LR4 engines to Adtran in November. Aligning with Adtran’s schedule, we expect to ship production volumes of engines in the second half of 2024. In answer to the continuing surge in bandwidth demand, network operators have introduced 400Gbit/s Ethernet-based connectivity in their core networks. Adtran’s unique pluggable device, with its MicroMux Quattro architecture, coupled with POET’s innovative optical engines, enables network operators to transform a 400GbE port into four 100GbE ports with no change in footprint.
●	Released to production POET’s 400G FR4 Receiver, with the 800G 2xFR4 Receiver currently in qualification and readying for production release. The 800G 2xFR4 Receiver has been adopted by LuxshareTech for its 800G module and represents POET’s first optical engine incorporating both electrical and optical die integrated in a chip-scale form factor.
●	Prepared to deliver 400G FR4 Transmit (POET Infinity™ chiplet) beta samples for customers in Q1’2024. The Infinity chiplet is also the basis of the 800G 2xFR4 Transmit engine. We expect to release the Infinity chiplets to production for both 400G and 800G applications in the first half of 2024.

●	Prepared for shipment, the final design of packaged light sources for advanced AI applications. The Company expects to ship these samples by the end of 2023 and release these packaged light source modules to production in the second half of 2024.

POET is currently working with over a half-dozen customers on module designs incorporating Infinity chiplets and our 400G/800G receiver solutions for 400G FR4 and 800G 2xFR4 transceiver modules. In addition to LuxshareTech, we are working with another Tier 1 module company to design an 800G 2xFR4 module complete with POET’s transmit and receive solutions. As is always the case with module customers, POET is subject to the module companies’ timelines for introduction of products to end-users and their ultimate success in the market.

The design and development in 2023 of the Infinity chiplet operating at 400G was a major technical undertaking for POET and it also forms the basis for designs of 800G, 1.6T and even 3.2T modules. The development included an overhaul of the interposer architecture to expand platform compatibility to Externally Modulated Lasers (EMLs). Over 90% of 800G modules in production today use EML lasers and we expect the expansion of the platform capability to EMLs to have wide appeal with a number of module manufacturers who have already committed to that path. Moreover, EMLs today present the primary path to 200G/lane solutions, and this platform expansion lays the groundwork for a parallel development of 200G/lane engines. The Infinity family of engines enables the use multiple chiplets engineered to operate in combination and within the size constraints of current pluggable module designs. We believe that providing chip-scale integration capability to EMLs will be an unparalleled achievement in the industry and would set us apart from even the largest established competitors in the market. Likewise, our packaged light source modules for AI that will soon go into production, are unmatched by others in cost and scalability. High channel count integrated remote light engines, especially those made to enable new disaggregated datacenter architectures for advanced AI workloads, are early in their development since the markets they address are still nascent. When these markets emerge, we believe that POET can maintain and even enhance its technical and commercial advantages.

Goals for 2024:

In 2020, POET established Super Photonics Xiamen (SPX), a joint venture with San’an Integrated Circuits (SAIC), a subsidiary of the giant San’an Optoelectronics Co. Ltd. SPX has since established a world-class assembly and test facility for optical engines without any contribution of capital from POET. The decision to fund the optical engine manufacturing through a joint venture structure required tradeoffs. It gave SPX the right to market and sell 100G, 200G and 400G optical engines to module customers, the large majority of which are based in China. It meant that POET would have to give up the early revenue associated with these sales, which are now set to flow into SPX beginning in 2024. As we were cutting our teeth on a brand-new technology and a first-of-its-kind integration platform, the Company needed to develop and support products that were of interest to smaller suppliers and/or for niche applications. During much of 2022 and 2023, the primary benefit to POET of this arrangement was to demonstrate the cost, performance, reliability and scalability of the POET Optical Interposer and the engines on which they are based and to bridge the chasm between development and manufacturing thereby establishing the viability of the interposer architecture. Over the past several months that has changed, as POET has introduced leading-edge, high-speed engines for 800G and established a roadmap through 3.2T. This has enabled access and penetration to a substantially larger and growing market fueled by the insatiable demands of AI.

As POET’s technological advantages become apparent within the industry, we also recognize the need to design, build and sell our own modules targeted for AI, not only to improve time to market but also to establish our own brand in a market that is expected to grow at an almost exponential rate. The “semiconductorization of photonics” process that is our hallmark provides advantages of cost, scale and power, which should allow us to compete effectively against incumbent solutions.

Our goals for 2024 include:

-	Completing a transmit optical engine design that will incorporate EMLs, which have become an industry standard at 400G and 800G, operating at both 100G per lane and 200G per lane;
-	Incorporating those engines into an 800G 2xFR4 POET module;
-	Completing a receiver design that operates at 200G per lane with an integrated TIA;
-	Initiating production of an 8-channel packaged light source for AI applications;
-	Gaining sufficient financing for the Company to complete these developments and to continue operations well into 2025 and beyond.

With advanced optical engines that can be produced at scale attracting the attention of leading companies in the industry, we are determined to improve shareholder value through our continued commercialization efforts. Thank you for your support through a difficult period. Everyone at POET looks forward to a promising 2024 and we appreciate you making the journey with us.

Dr. Suresh Venkatesan

Chairman & Chief Executive Officer

About POET Technologies Inc.

POET is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Forward-Looking Statements

This press release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such information and statements include the Company’s anticipated use of the net proceeds of its recent public offering.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the successful implementation of its optical engine or light source products, the success of its customers’ products, the capabilities of its operations, including its joint venture, the Company’s ability to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the Company’s ability to raise additional capital (including any delays or changes of plan with respect to any capital raises, the dilutive effects of capital raises and market conditions), the failure of the Company’s products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of the Company’s optical engine or light source products to be incorporated into its customers’ products, the failure of its customers’ products to achieve market penetration, any operational risks including the ability to attract key personnel. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking information and statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Contacts: Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet-technologies.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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